

January 12, 2012

Via E-mail
Georges H.G. Yates
Perkins Coie L.L.P.
1201 Third Avenue, Suite 4800
Seattle Washington 98101-3099

      RE: Northland Cable Properties Seven Limited Partnership
           Amendment No. 1 to Schedule 13E-3
           Filed January 5, 2012 by Northland Cable Properties Seven Limited
             Partnership et. al.
           File No. 005-83184

           PRER filed on Schedule 14A
           Filed January 5, 2012
           File No. 001-16718

Dear Mr. Yates:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Revised Preliminary Proxy Statement on Schedule 14A

Summary Term Sheet, page 1

Fairness of the Proposed Transactions, page 8

1. We note your response to comment 10 in our letter dated December 27, 2011. However, your response does not provide us with the consideration you have given to disclosing whether the managing general partner, NCP-Seven, Northland Cable Television and Messrs. Whetzell and Clark believe the terms of the going private series of transactions, including both the asset sales *and* the estimated liquidation distributions, are fair to NCP-Seven and its unaffiliated limited partners. Please advise or revise.

Special Factors of the Proposed Transactions
Chronology of Events Leading Up to the Proposed Transactions, page 12

2. We note your response to comment 15 in our letter dated December 27, 2011. Please revise to disclose the substance of your response and describe the information you received between the submission of TruVista's initial bid range and its final bid that

caused TruVista to reduce its final bid for the Toccoa system below the initial range of $10.5 million to $12.0 million.

3. Revise your disclosure in the preliminary proxy statement to reflect the substance of your response to prior comment 16.

Reasons for the Proposed Transactions, page 15

4. We note your response to comment 19 in our letter dated December 27, 2011. Please explain to us whether the factor referenced in our prior comment was considered by the filing persons or not. If it was considered, please tell us why you deleted the disclosure.

Risk Factors Pertaining to the Proposed Transactions, page 23

5. We note your response to comment 21 in our letter dated December 27, 2011: this section still does not appear after disclosure required by Items 7, 8 and 9 of Schedule 13E-3. Please revise.

6. We note your response to comment 22 in our letter dated December 27, 2011; specifically your reference to the cost saving initiative of the managing general partner. Please revise your disclosure in the preliminary proxy statement to provide the substance of this response. We note your disclosure on page 23 that Duff & Phelps did not separately opine on the fairness of each of the Proposed Transactions due to the possibility that Duff & Phelps may have reached a different conclusion regarding the fairness of the transactions.

Fairness of the Proposed Transactions, page 28
Material Factors Underlying Belief as to Fairness, page 29

7. We note your response to comment 24 in our letter dated December 27, 2011. It is unclear to us how you have complied with the requirements of Item 1014(b) of Regulation M-A. We note the absence of any discussion of current or historical market prices and firm offers during the past two years, and an incomplete discussion of going concern value. Please advise. In addition, please provide disclosure responsive to Item 1014(d) and (e) of Regulation M-A. Apply this comment also to the fairness determination disclosure of NCTI.

8. Please refer to the bullet point captioned "Unsolicited offer for Units of limited partnership interest in NCP-Seven." It is unclear how an offer to purchase units supports the fairness determination with respect to the sale of substantially all of your assets (pending resolution of comment 1 above). Apply this comment also to the fairness determination disclosure of NCTI.

9. We note your revised disclosure provided on page 30 in response to comment 27 in our letter dated December 27, 2011. Please revise to provide the basis for the conclusion reached by the managing general partner, and Messrs. Whetzell and Clark that the going concern value of NCP-Seven based on current operations and performance would yield a value less than the amount to be received by NCP-Seven assuming the Proposed Transactions close as contemplated.   Apply this comment also to the fairness determination disclosure of NCTI.

Beliefs as to Fairness of NCTI, page 30

10. We note your disclosure in this section that appears to illustrate the basis for NCTI's procedural fairness conclusions and which states that NCTI's procedural fairness determination is "due in large part to . . . the process followed by the managing general partner in negotiating, deliberating and evaluating the Asset Purchase Agreements and Proposed Transactions." This disclosure appears to contradict your response to comment 16 in our letter dated December 27, 2011 and the disclosure in the section entitled "Chronology of Events" on page 12. Please advise or revise.

Opinion of Duff & Phelps, page 31

11. We note your response to comment 30 in our letter dated December 27, 2011. Please revise your proxy statement disclosure to include the substance of your response explaining that Duff & Phelps is under no obligation to provide such notification to the limited partners of NCP-Seven.

12. We note your response to comment 36 in our letter dated December 27, 2011; specifically, your reference to the discounted cash flow being the primary methodology used by Duff & Phelps that the managing general partner considered in its determination of fairness to the proposed transactions. Please include this disclosure in your proxy statement.

You may contact Reid S. Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3619, with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions